UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015.

Commission File Number: 001-31221

Total number of pages: 63

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 22, 2015	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.     English translation of Notice of Convocation of the 24th Ordinary General Meeting of Shareholders

Notice of Convocation of the 24th Ordinary

General Meeting of Shareholders

NTT DOCOMO, INC.

This is an English translation of the Notice of Convocation of the Ordinary General Shareholders Meeting for the 24th Fiscal Year (“the Notice”) of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO,” the “Company,” “we,” or “our Group”). This translation includes a translation of the audit report of KPMG AZSA LLC, DOCOMO’s independent auditor, of the financial statements included in the original Japanese language Notice. KPMG AZSA LLC has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Notice.

New Brand Statement	1

Message from the President	2

Notice of Convocation of the 24th Ordinary General Meeting of Shareholders	3

(Attachments)

Business Report	12

Consolidated Balance Sheet [U.S.GAAP]	44

Consolidated Statement of Income [U.S.GAAP]	45

Consolidated Statement of Changes in Equity [U.S.GAAP]	46

(Reference) Consolidated Statement of Comprehensive Income [U.S.GAAP]	47

Non-Consolidated Balance Sheet	48

Non-Consolidated Statement of Income	49

Non-Consolidated Statement of Changes in Net Assets	50

Independent Auditors’ Report regarding the Consolidated Financial Statements	52

Independent Auditors’ Report regarding the Non-Consolidated Financial Statements	54

Audit Report of Audit & Supervisory Board	56

(Reference) Financial Indicators and Others	59

(Reference) Reconciliations of the Disclosed Non-GAAP Measures (Consolidated)	60

NEW BRAND STATEMENT

The new of today, the norm of tomorrow

DOCOMO has embarked on a new challenge:

connecting the separate elements of daily life

to achieve levels of convenience and enjoyment never seen before.

We call it “smart innovation.”

Security and peace of mind, health, education,

and all the other pleasures that go to make up life –

we are proposing optimum connections for each individual,

taking the provision of information and enjoyment of life a giant step forward.

To make this a reality, we are supporting innovation across a wide range of businesses.

And beyond this, we are also actively developing novel solutions to the challenges facing society.

This culture of challenge and innovation is deeply rooted at DOCOMO.

For us, however, it’s not simply about creating products and services that are new; it’s about creating things that, before you know it,

become essential or even taken for granted in daily life.

We firmly believe the lifestyles that “smart innovation”

makes possible will become the standard, so deeply ingrained they are hardly noticed.

We envisage a time when the new becomes everybody’s taken-for-granted standard,

and we are working towards that day with everything at our command.

MESSAGE FROM THE PRESIDENT

Dear Shareholders:

I am delighted to present this convocation notice for the general shareholders meeting for the 24th fiscal year (from April 1, 2014 to March 31, 2015).

For the fiscal year ended March 31, 2015, we recorded a decrease in both operating revenues and income. As President and CEO of the Company, I take these lackluster financial results very seriously. However, I believe we successfully laid the foundation toward a growth track with the introduction of the new billing plan and “docomo Hikari” optical-fiber broadband service, which enabled us to drastically change the stage of competition and lead to a significant improvement in the acquisition of net additions and churn rate.

Positioning the fiscal year ending March 31, 2016 as the “year for making a solid step” toward the achievement of our medium-term targets, we will manage our business attaching utmost importance to delivering results. Also, we will pursue initiatives for “co-creation”—an effort to create new added values in collaboration with various external partners, thereby contributing to bringing more affluence to society and providing solutions to a number of pressing social issues.

As always, I ask for your continued goodwill and support.

May 2015

Kaoru Kato
President and CEO

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 27, 2015

To Shareholders

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo, Japan

President and CEO: Kaoru Kato

NOTICE OF CONVOCATION OF

THE 24th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 24th Ordinary General Meeting of Shareholders of the Company (the “Meeting”) will be held as described below.

Details

1. Date and Time:	Thursday, June 18, 2015 at 10:00 a.m. (Japan Standard Time)

2. Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor

Hotel New Otani

4-1, Kioi-cho, Chiyoda-ku, Tokyo, Japan

3.	Matters to be dealt with at the Meeting:

Matters to be reported:

1)	Report on Business Report, Consolidated and Non-Consolidated Financial Statements for the 24th Fiscal Year (from April 1, 2014 to March 31, 2015).
2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Audit & Supervisory Board.

Matters to be resolved:

First Item of Business:	Appropriation of Retained Earnings

Second Item of Business:	Partial Amendments to Articles of Incorporation

Third Item of Business:	Election of Four (4) Audit & Supervisory Board Members

A copy of the Business Report and our Consolidated and Non-Consolidated Financial Statements and a certified copy of the Independent Auditor’s Report and the Audit Report of Audit & Supervisory Board for the 24th Fiscal Year required to be attached are included as pages 12-58 hereto.

In accordance with the applicable laws and regulations, and the provisions of Article 16 of the Company’s Articles of Incorporation, we have posted the Notes to the Consolidated and Non-Consolidated Financial Statements, which comprise the Attachments to this Notice of Convocation of the 24th Ordinary General Meeting of Shareholders, at the Company’s following web site:

(https://www.nttdocomo.co.jp/english/corporate/ir/event/meeting/index.html) instead of including them herein.

Our Consolidated and Non-Consolidated Financial Statements included in the Attachments to the Notice of Convocation of the 24th Ordinary General Meeting of Shareholders are part of our Consolidated and Non-Consolidated Financial Statements audited by the Independent Auditor in preparing the Independent Auditor’s Report.

Should any revision be needed with regard to the Reference Materials for the Ordinary General Meeting of Shareholders, Business Report or Consolidated and Non-Consolidated Financial Statements, the Company will publish such revision on its website:

https://www.nttdocomo.co.jp/english/corporate/ir/event/meeting/index.html

REFERENCE MATERIALS FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Items of Business and Matters for Reference

First Item of Business:	Appropriation of Retained Earnings

Items relating to year-end dividends

Taking into account the consolidated results of operations, financial conditions and dividend payout ratio, the Company distributes dividends based on the principle of providing stable and sustainable dividends. The Company proposes to pay the year-end dividend for the 24th fiscal year as follows:

(1)	Type of Dividend Asset

Cash

(2)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥35 per share of common stock of the Company

Total Amount of Dividend Payment: ¥135,851,934,925

(The Company paid an interim dividend in November 2014. Accordingly, the aggregate amount of annual dividends for this fiscal year, i.e., the sum of interim and year-end dividends, will be ¥65 per share.)

(3)	Effective Date of the Appropriation of Dividends from Retained Earnings

Friday, June 19, 2015

<Reference>

	20th fiscal year	21st fiscal year	22nd fiscal year	23rd fiscal year	24th fiscal year
Dividend per share (annual)	¥52	¥56	¥60	¥60	¥65
Consolidated dividend payout ratio	44.1%	50.1%	50.7%	53.5%	64.0%

Note:	The Company conducted a 1:100 stock split with an effective date of October 1, 2013 (23rd fiscal year.). The dividend amounts per share in the table above are adjusted to reflect this stock split.

Second Item of Business:	Partial Amendments to Articles of Incorporation

1.	Reasons for Amending the Articles of Incorporation of the Company

  In connection with the enforcement of the “Act for Partial Revision of the Companies Act” (Act No. 90 of 2014) on May 1, 2015, which allows directors without executive authority over operations and members of the audit & supervisory board who are not outside audit & supervisory board members to enter into liability limitation agreements, the Company proposes to make necessary amendments to parts of Paragraph 2 of Article 24 (Exemption from Liability of Directors) and Paragraph 2 of Article 31 (Exemption from Liabilities of Audit & Supervisory Board Members) of the existing Articles of Incorporation of the Company.

  The Company has obtained the consent of the audit & supervisory board members for the proposed amendments to Paragraph 2 of Article 24 (Exemption from Liabilities of Directors).

2.	Details of Amendments

Details of amendments are as follows:

(Provisions proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed Amendments

(Exemption from Liabilities of Directors)

Article 24 (Omitted)

2.     The Company may, pursuant to Article 427 Paragraph 1 of the Companies Act, enter into an agreement with external Director(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said agreement shall be that defined by the laws and regulations.

(Exemption from Liabilities of Directors)

Article 24 (Same as present)

2.     The Company may, pursuant to Article 427 Paragraph 1 of the Companies Act, enter into an agreement with Directors (excluding directors with executive authority over operations, etc.) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said agreement shall be that defined by the laws and regulations.

Current Articles of Incorporation	Proposed Amendments

(Exemption from Liabilities of Audit & Supervisory Board Members)

Article 31 (Omitted)

2.   The Company may, pursuant to Article 427 Paragraph 1 of the Companies Act, enter into an agreement with outside Audit & Supervisory Board Member(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said agreement shall be that defined by the laws and regulations.

(Exemption from Liabilities of Audit & Supervisory Board Members)

Article 31 (Same as present)

2.   The Company may, pursuant to Article 427 Paragraph 1 of the Companies Act, enter into an agreement with Audit & Supervisory Board Member(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said agreement shall be that defined by the laws and regulations.

Note:	The “Current Articles of Incorporation” written above reflects the latest English naming rule of the Company.

Third Item of Business: Election of Four (4) Audit & Supervisory Board Members

As the terms of office of four (4) audit & supervisory board members, Mr. Haruo Morosawa, Mr. Naoto Shiotsuka, Mr. Toshimune Okihara and Ms. Eiko Tsujiyama will expire at the close of this meeting, it is proposed that four (4) audit & supervisory board members be elected.

The candidates for audit & supervisory board member, to whom the Audit & Supervisory Board has given its approval, are as follows:

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
1	Naoto Shiotsuka (July 15, 1952) <Reappointed> <Outside Audit & Supervisory Board Member>	April 1977	Entered NTT Public Corporation	4,600
		June 2005	Senior Vice President, Senior Executive Manager of Finance Department of NTT DATA Corporation (“NTT DATA”)
		June 2007	Director and Senior Vice President, Senior Executive Manager of Finance Department (Chief Financial Officer) of NTT DATA
		June 2009	Director and Executive Vice President, Senior Executive Manager of Finance Department (Chief Financial Officer), In charge of CSR of NTT DATA
		June 2011	President and Chief Executive Officer, NTT DATA MANAGEMENT SERVICE Corporation
		June 2013	Full-time Outside Audit & Supervisory Board Member of the Company (To the present)

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
2	Toshimune Okihara (August 29, 1954) <Reappointed> <Outside Audit & Supervisory Board Member>	April 1979	Entered NTT Public Corporation	2,200
		June 2006	Senior Vice President, General Manager of System Engineering Department, Member of the Board of Directors of NTT Communications Corporation (“NTT Com”)
		August 2006	Senior Vice President, General Manager of System Engineering Department, Enterprise Sales Division, Member of the Board of Directors of NTT Com
		June 2010	Executive Vice President, General Manager of System Engineering Department, Enterprise Sales Division, Member of the Board of Directors of NTT Com
		June 2011	President and Chief Executive Officer, Member of the Board of Directors of NTT Com Technology Corporation (currently known as NTT Com Solutions Corporation)
		June 2014	Full-time Outside Audit & Supervisory Board Member of the Company (To the present)

3	Yutaka Kawataki (December 18, 1953) <Newly appointed> <Outside Audit & Supervisory Board Member> <Independent Director/Auditor>	April 1977	Entered The Board of Audit of Japan	1,000
		March 2013	Deputy Secretary General of The Board of Audit of Japan
		April 2014	Secretary General of The Board of Audit of Japan (Retired from the position in March 2015)

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
4	Eiko Tsujiyama (December 11, 1947) <Reappointed> <Outside Audit & Supervisory Board Member> <Independent Director/Auditor>	August 1980	Assistant Professor, Humanities Department, Ibaraki University	2,800
		April 1985	Assistant Professor, Faculty of Economics, Musashi University
		April 1991	Professor, Faculty of Economics, Musashi University
		April 2003	Professor, Graduate School of Commerce, Waseda University (To the present)
		June 2008	Outside Audit & Supervisory Board Member of Mitsubishi Corporation (To the present)
		June 2010	Outside Member of the Board of Directors of ORIX Corporation (To the present)
		May 2011	Outside Audit & Supervisory Board Member of Lawson, Inc. (To the present)
		June 2011	Outside Audit & Supervisory Board Member of the Company (To the present)
		June 2012	Outside Audit & Supervisory Board Member of Shiseido Company, Limited. (To the present)
(Principal Concurrent Positions)
Professor, Graduate School of Commerce, Waseda University Outside Audit & Supervisory Board Member of Mitsubishi Corporation
Outside Member of the Board of Directors of ORIX Corporation Outside Audit & Supervisory Board Member of Lawson, Inc. Outside Audit & Supervisory Board Member of Shiseido Company, Limited.

Notes:
1.

NTT DATA Corporation, NTT DATA MANAGEMENT SERVICE Corporation, NTT Communications Corporation and NTT Com Technology Corporation (currently known as NTT Com Solutions Corporation) are subsidiaries of our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION.

2.

Mr. Naoto Shiotsuka, Mr. Toshimune Okihara, Mr. Yutaka Kawataki and Ms. Eiko Tsujiyama are candidates for outside audit & supervisory board members of the Company. The Company has designated Ms. Eiko Tsujiyama as an independent director/auditor as provided by Tokyo Stock Exchange, Inc., and notified Tokyo Stock Exchange, Inc. of this designation. The Company also plans to register Mr. Yutaka Kawataki as an independent director/auditor with Tokyo Stock Exchange, Inc..

3.

The candidates for outside audit & supervisory board members, Mr. Naoto Shiotsuka, Mr. Toshimune Okihara and Ms. Eiko Tsujiyama will have served as the Company’s outside audit & supervisory board members for two years, one year and four years, respectively, at the close of this meeting.

4.

Mr. Naoto Shiotsuka is nominated as a candidate for outside audit & supervisory board member of the Company for his experience in corporate management and vast insights on finance and accounting accumulated through his career in finance at NTT DATA Corporation, and the Company’s expectations that he will perform an audit and supervisory function based on his extensive knowledge and experience.

Mr. Toshimune Okihara is nominated as candidate due to his long career and engagement in businesses pertaining to telecommunications and corporate management, and the Company’s expectations that he will perform an audit and supervisory function based on his extensive knowledge and experience.

Mr. Yutaka Kawataki is nominated as candidate due to his professional expertise obtained through his long years of service at The Board of Audit of Japan, and the Company’s expectations that he will perform an audit and supervisory function based on this extensive knowledge and experience.

Ms. Eiko Tsujiyama is nominated as candidate on account of her capacity as certified public accountant and because of the Company’s expectations for her auditing capability backed by her extensive insights on finance and accounting developed through her long years of experience as a university professor and an outside director of private companies.

Mr. Yutaka Kawataki and Ms. Eiko Tsujiyama have not had past involvement in corporate management except as outside directors. However, the Company has determined that they are able to appropriately fulfill the duties of outside audit & supervisory board members for the aforementioned reasons.

5.

Mr. Naoto Shiotsuka has received compensation, etc., from NTT DATA MANAGEMENT SERVICE Corporation as a member of the Board of Directors during the past two years. He has also served as President and Chief Executive Officer of R-Cubic corporation, a subsidiary of NIPPON TELEGRAPH AND TELEPHONE CORPORATION, during the past five years, but has not received any compensation from R-Cubic corporation.

Mr. Toshimune Okihara has received compensation, etc., from NTT Com Technology Corporation (currently known as NTT Com Solutions Corporation) as a member of the Board of Directors during the past two years. Mr. Okihara is expected to receive compensation, etc., as member of the Board of Directors of NTT Com Technology Corporation (currently known as NTT Com Solutions Corporation).

6.

If the election of the four candidates for outside audit & supervisory board members is approved, in accordance with the provisions of Article 427, Paragraph 1 of the Companies Act of Japan, the Company plans to continue the limited liability contract with Mr. Naoto Shiotsuka, Mr. Toshimune Okihara and Ms. Eiko Tsujiyama, which sets forth the upper limit of damage compensation liability as provided in Article 423 Paragraph 1 of the Companies Act of Japan, and newly conclude a limited liability contract with Mr. Yutaka Kawataki.

-end-

(Attachments)

BUSINESS REPORT

(For the fiscal year from April 1, 2014 to March 31, 2015)

Note:

The term “FY2014” hereinafter refers to the fiscal year ended March 31, 2015, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise noted.

1. Business Matters of the Corporate Group

(1) Main Business Activities (As of March 31, 2015)

The main business activities of our Group are summarized in the table below.

Business Segment	Main Business Areas
Telecommunications business	Cellular (LTE(Xi) and FOMA) services, optical-fiber broadband services, satellite mobile communications services, international services and sales of handsets and equipment for each service, etc.

Smart life business	Services offered through “dmarket” portal such as distribution of video, music and electronic books, etc., finance/payment services, online shopping service and other life-related services, etc.

Other businesses	Mobile phone protection service, commissioned development/sales and maintenance of systems, etc.
Note:

From the fiscal year ended March 31, 2015, the conventional two reportable business segments, “mobile phone business” and “all other businesses” have been realigned to the three reportable business segments listed above.

(2) Developments and Results of Operations

<<Market Trend>>

Japan’s telecommunications sector has seen a dramatic change in its market structure.

In May 2014, NIPPON TELEGRPAPH AND TELEPHONE CORPORATION (NTT) unveiled its “Hikari Collaboration Model”—a new wholesale business model for its fiber access service. As this enables telecommunications operators and a wide range of other players to provide services utilizing fiber connections, competition transcending the traditional boundaries of telecommunications market is starting.

Within the mobile communications market, the trend towards market entry by various players and the emergence of new services is expected to gather momentum due to the rapid proliferation and expanded use of smartphones, tablets, and other function-rich mobile devices, as well as the government’s pro-competition policy and other factors.

<<Summary of the principal initiatives>>

Amid these changes in the market environment, in the fiscal year ended March 31, 2015, to strengthen our competitiveness in mobile communications business, we launched a new billing plan, “Kake-hodai & Pake-aeru,” while continuing to enhance our network through LTE services and introducing highly functional and attractive devices (handsets). With respect to our efforts in the smart life business and the other businesses, we strived to further enrich our “dmarket” portal, facilitated collaboration and alliances with various partners and expanded new services that are expected to sustain customers’ “smart life.” Meanwhile, we reorganized our corporate group and internal organizations to establish a structure that can deliver enhanced customer services, and shifted human resources to high-priority areas (the smart life business and enterprise business) in an effort to solidify our business foundation.

As a result of these endeavors, we were awarded high scores for both our consumer and enterprise offerings in the customer satisfaction surveys conducted by external institutions, and improved our performance in the acquisition of net additions, churn rate and other indicators of cellular service.

Furthermore, in March 2015, toward the goals of “delivering one-stop service for both mobile and fixed-line communications,” “realizing smart home services” and “boosting the competitiveness of our core mobile business,” we launched the “docomo Hikari” service (DOCOMO’s optical-fiber broadband service) and “docomo Hikari Pack,” making the first step in our journey for offering new added value through the convergence of fixed-line and mobile communications services.

<<Results of Operations for the FY2014 >>

(Billions of yen)

Item	23rd Fiscal Year (FY2013)	24th Fiscal Year (FY2014)	Year-on-Year Change
Operating revenues	4,461.2	4,383.4	-1.7%
Operating income	819.2	639.1	-22.0%
Income before income taxes and equity in net income (losses) of affiliates	833.0	643.9	-22.7%
Net income attributable to NTT DOCOMO, INC.	464.7	410.1	-11.8%

For the fiscal year ended March 31, 2015, operating revenues decreased by ¥77.8 billion from the previous fiscal year to ¥4,383.4 billion due mainly to the expanded impact from the broadened uptake of the “Monthly Support” discount program and the negative impact caused by the “Kake-hodai & Pake-aeru” new billing plan in the initial phase following its launch, which more than offset the increase in revenues from equipment sales, the smart life business and the other businesses.

Operating expenses increased by ¥102.3 billion from the previous fiscal year to ¥3,744.3 billion, due mainly to a rise in revenue-linked expenses such as cost of equipment sold and other factors despite our ongoing cost reduction efforts.

As a result of the foregoing, although we could not achieve ¥750.0 billion, the original full-year target, we recorded operating income of ¥639.1 billion (a decrease of ¥180.1 billion from the previous fiscal year), and were able to surpass ¥630.0 billion, the full-year forecast as revised in the second quarter of the fiscal year ended March 31, 2015.

Income before income taxes and equity in net income (losses) of affiliates was ¥643.9 billion, and net income attributable to NTT DOCOMO, INC. was ¥410.1 billion, recording a decrease of ¥54.6 billion from the previous fiscal year.

<<Trend of Business Segments>>

Operating revenues and income (loss) in each business segment in the fiscal year ended March 31, 2015 are indicated in the table below.

(Billions of yen)

Category	23rd Fiscal Year (FY2013)	24th Fiscal Year (FY2014)	Year-on-Year Change
Operating revenues
Telecommunications business	3,827.3	3,654.6	-4.5%
Smart life business	356.8	437.0	22.5%
Other businesses	302.2	319.8	5.8%
Elimination	-25.1	-28.0	-11.3%
Total	4,461.2	4,383.4	-1.7%
Operating income (loss)
Telecommunications business	812.7	636.1	-21.7%
Smart life business	11.8	-3.9	-
Other businesses	-5.3	6.9	-
Total	819.2	639.1	-22.0%

Principal initiatives of our group in each business segment in the fiscal year ended March 31, 2015 are summarized below.

■	Telecommunications Business

Operating revenues from our telecommunications business for the fiscal year ended March 31, 2015 decreased by ¥172.8 billion from the previous fiscal year to ¥3,654.6 billion, due mainly to a decrease in mobile communications services revenues as a result of the expanded impacts from the broadened uptake of the “Monthly Support” discount program and the negative impact caused by the “Kake-hodai & Pake-aeru” new billing plan in the initial phase following its launch, which more than offset the increase in revenues from equipment sales.

Operating expenses from telecommunications business for the fiscal year ended March 31, 2015 increased by ¥3.9 billion from the previous fiscal year to ¥3,018.5 billion, due mainly to an increase in cost of equipment sold and other factors despite our ongoing cost reduction efforts. Consequently, operating income from our telecommunications business for the fiscal year ended March 31, 2015 decreased by ¥176.7 billion from the previous fiscal year to ¥636.1 billion.

<<Number of Subscriptions for Principal Services>>

(Thousands of subscriptions)

Category	23rd Fiscal Year (FY2013)	24th Fiscal Year (FY2014)	Increase or Decrease	Year-on-Year Change
Cellular services	63,105	66,595	3,490	5.5%
LTE(Xi) services	21,965	30,744	8,779	40.0%
FOMA services	41,140	35,851	-5,289	-12.9%
New Billing Plan	-	17,827	17,827	-
Number of smartphones sold (Thousand units)	13,780	14,600	810	5.9%
Churn rate (%)	0.87%	0.71%	-0.16point	-

Notes:

1.	Number of subscriptions to Cellular services, Cellular (LTE(Xi)) services and Cellular (FOMA) services include Communication Module services subscriptions.
2.	Effective March 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

Topics

●	Launch of “docomo Hikari”

In March 2015, we commenced “docomo Hikari” service—our optical-fiber broadband service that enables high-speed access at speeds of up to 1Gbps, and simultaneously launched “docomo Hikari Pack” —a bundle package that allows users to use “docomo Hikari” broadband service and smartphones/docomo feature phones at affordable rates.

We provide one-stop service for the full range of services including optical-fiber broadband, Internet access and mobile phone services. Hence, we serve as customer’s single point of contact for every need from service-related inquiries to after-sales support, thereby enhancing customers’ convenience and comfort of using high-speed communications services.

●	Launch of New Billing Plan, “Kake-hodai & Pake-aeru”

In June 2014, under the concept to allow users to use our service at affordable rates for a long period by selecting plans appropriate for their needs in different stages of life, we introduced a new billing plan, “Kake-hodai & Pake-aeru,” comprising the four principal services of “Kake-hodai” (a flat-rate domestic voice calling plan), “Share Pack” (a packet data quota-sharing plan among family members), “Zutto DOCOMO Wari” (a discount service favoring long-term users with graduated discounts based on length of subscription) and “U25 Ouen Wari” (a service providing helpful discounts to users of age 25 or younger).

The new billing plan has enjoyed favorable reviews from early on, with its total subscriptions topping 10 million in some four months after its launch, and then growing to approximately 17.83 million as of March 31, 2015.

●	Rollout of New LTE Services

In June 2014, as the first telecommunications carrier in Japan, we commenced a new LTE-based voice communications service, “VoLTE*1,” which delivers more stable and superior sound quality compared to conventional voice calling service.

In March 2015, we launched the “PREMIUM 4G™” service that delivers downlink speeds of up to 225Mbps using the LTE-Advanced*2 system, which incorporates “carrier aggregation*3,” “advanced C-RAN*4” and other technologies that realize further speed/capacity enhancements over LTE service.

Furthermore, to enable overseas travelers to utilize LTE service even more comfortably, we worked on LTE international roaming coverage expansion and increased the number of LTE roaming destinations to 43 countries and regions as of March 31, 2015.

*1:	Abbreviation for Voice over LTE
*2:	The next-generation communications standard that further advances the LTE system standardized by 3GPP (3rd Generation Partnership Project)
*3:	Technology that achieves improvement of data transmission speed by aggregating multiple carriers
*4:	Technology for increasing the utilization efficiency of frequencies by simultaneously controlling base stations covering broad areas and base stations covering localized areas.

●	Handset Lineup Enrichment

To cater to the diverse needs of customers, we strived to enrich our handset lineup, adding new models such as Android smartphones, iPhone 6*1, iPhone 6 Plus*1, “docomo keitai” feature phones, “docomo tablets,” wearable devices and Wi-Fi routers, etc.

The Android smartphones in our 2014-2015 winter/spring collection are all equipped with “VoLTE” compatibility. All handset models carry high-resolution audio*2 featuring sound quality exceeding music CDs, and all data-devices are embedded with “LTE-Advanced” compatibility.

*1:	TM and © 2015 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under a license from AIPHONE CO., LTD
*2:	A generic term to describe music data and music player equipment that realize audio quality superior to general music CD

■	Smart Life Business

Operating revenues from smart life business for the fiscal year ended March 31, 2015 increased by ¥80.2 billion from the prior fiscal year to ¥437.0 billion, owing to an increase in revenues from “dmarket” and various other services. Operating expenses from the smart life business were ¥440.9 billion, up ¥95.9 billion from the previous fiscal year, due to an increase in expenses associated with the expansion of “dmarket” and other revenues, as well as an impairment loss of ¥30.2 billion for business assets relating to multimedia broadcasting service for mobile devices. As a consequence, the operating loss from our smart life business amounted to ¥3.9 billion

Topics

●	Initiatives Aimed at “dmarket” Enrichment and Expansion of User Base

To expand the adoption of “dmarket” services to a broader range of users, we have added new content and implemented various initiatives aimed at increasing its subscriber base.

In addition to the traditional service lineup of video, music and other digital content distribution as well as other useful services for everyday life such as the online shopping site for daily necessaries and fashion items and travel services, we added some new services such as “ddelivery” (a home food delivery service that allows users to place orders easily using their smartphones and other devices) and “dmagazine” (which offers users with unlimited access to a wide range of popular magazines and articles for a flat monthly rate). The “dmagazine” service, in particular, has recorded a steady increase in its subscription count, which totaled 1.9 million as of March 31, 2015.

Further, we extended the free trial period of “dvideo,” “danime store,” “dhits,” and “dmagazine” to allow customers to try out and appreciate the attractiveness of these services offered through our “dmarket” portal.

As a result of the abovementioned measures, the combined “dmarket” subscriptions* topped 10 million in January 2015, and grew further to 11.88 million as of March 31, 2015.

*	The total number of users using “dvideo,” “danime store,” “dhits,” “dkids” and “dmagazine” services under a monthly subscription arrangement.

● Launch	of New Services Jointly with External Business Partners

In the fiscal year ended March 31, 2015, we continued to roll out new services that are designed to make customers’ lives even more affluent in collaboration with various business partners.

In particular, we introduced a new service dubbed “Runtastic for docomo,” a new training support service developed jointly with runtastic GmbH, which measures and manages user’s heart rate and other body data using the “C3fit IN-pulse,” a wearable training data measurement device utilizing a functional material “hitoe*” in conjunction with a dedicated application.

*	hitoe is a registered trademark of Toray industries, Inc. and NIPPON TELEGRAPH AND TELEPHONE CORPORATION.

■	Other businesses

Operating revenues from the other businesses for the fiscal year ended March 31, 2015 increased by ¥17.6 billion from the prior fiscal year to ¥319.8 billion, mainly driven by the growth of revenues from our “Mobile Device Protection Service.” Operating expenses from other businesses increased by ¥5.4 billion from the previous fiscal year to ¥312.9 billion, mainly due to an increase in expenses associated with the revenues from our “Mobile Phone Protection service.” Consequently, we recorded operating income of ¥6.9 billion from other businesses for the fiscal year ended March 31, 2015.

Topics

●	Roll-out of Enterprise Solutions

In collaboration with SkillUpJapan Corp. (currently known as Allm Inc.), we started offering a new mobile cloud solution, “Join,” which allows medical doctors belonging to the same or other medical institutions to cooperate with each other by sharing CT, MRI or other medical images.

●	Roll-out of M2M /IoT business

We entered into an agreement with Tesla Motors, Inc. to provide the in-vehicle information/communication platform and data connectivity for its Model S electric vehicles marketed in Japan. In addition, we hosted “DOCOMO Automobile Business Solution Summit” and implemented other measures aimed at fostering and expanding new businesses through the convergence of automobiles and IoT*1.

Furthermore, as a SIM card to be embedded in M2M*2-enabled machines, we started offering Japan’s first eSIM*3 that can store not only DOCOMO’s phone number but also the phone number of overseas carriers.

*1:	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.
*2:

Abbreviation for Machine-to-Machine. A system that automatically handles the communication between servers or other equipment and various devices installed with communications capability such as vehicles, vending machines, and information appliances, etc.

*3:	Abbreviation for Embedded Subscriber Identity Module.

(3) Trend of Capital Expenditures

<< Expansion of Telecommunications Facilities>>

We significantly increased the installations of LTE base stations to build a robust network pursing “breadth,” “speed” and “convenience.”

In the fiscal year ended March 31, 2015, the total number of LTE base stations was increased to 97,400 stations from 55,300 stations as of March 31, 2014 to further improve the area coverage of our LTE service. Also, in pursuit of further enhancement of the transmission speeds, we increased the number of LTE base stations compatible with a maximum download speed of 100Mbps or higher to 57,700 stations from 3,500 stations as of March 31, 2014.

<<Measures for More Efficient Use of Capital Expenditures>>

We pursued cost efficiency improvement toward the goal of further strengthening our management foundation through the integration and/or capacity expansion of equipment, the improvement of the efficiency of construction and the reduction of equipment procurement costs.

As a result of the above measures, the total capital expenditures for the fiscal year ended March 31, 2015, decreased by 5.9% from the previous fiscal year to ¥661.8 billion.

(4) Financing Activities

During the fiscal year ended March 31, 2015, we did not make any long-term financing through capital increase, issuance of corporate bonds or long-term borrowings.

(5) Research and Development Activities

<< Technology Put to Practical Use During the Fiscal Year Ended March 31, 2015 >>

●	Expansion of Agent Service Functions

For “i-concier” and “Shabette-Concier,” we developed new functions such as a function to enable applications to display the most relevant and appropriate information to a user by studying the user’s preferences, and a function that allows the user to have uninterrupted smooth chat with “Shabette-Chara.”

<<Technical Developments to be Implemented>>

●	VoLTE International Roaming

We are the first mobile telecommunications carrier in Japan to succeed in substantiation experiments of VoLTE international roaming connections between Japan and Korea, and Japan and the United States.

●	Network Virtualization

We developed network virtualization technology and succeeded in substantiation experiments with six major global vendors to improve the ease of connecting communications during peak times in communications traffic with the aim of commercial implementation in March 2016.

●	Development of New Device

We developed a small authentication device, the “portable SIM,” which connects to the network simply by being held over a smart phone or tablet.

●	Double Power Control for Base Station Electricity

We developed “Double Power Control” technology that controls power usage giving priority to surplus solar power and night-time power, and introduced it to green base stations used for field testing.

<<Future Technology Initiatives>>

●	Next Generation Communications (5G)

In order to provide the most advanced communications network by 2020, we are engaged in 5G research in cooperation with the major global vendors with the aim of achieving mobile communications speed exceeding 10Gbps, an enhancement of LTE service to have about 1,000 times higher capacity, and handling of an increase in terminals with the permeation of IoT and of diverse services. During the fiscal year ended March 31, 2015, we succeeded in data communications of at least 5 Gbps when receiving in indoor tests and at least 4.5Gbps when receiving in outdoor test.

●	Mobile Healthcare Technology

We developed a wearable device for measuring the biological gas component (acetone) that is naturally emitted by the skin and serves as an indicator of combustion of body fat. Furthermore, in order to establish methods for the prevention and early detection of illness, we have begun joint research to conduct the world’s first data analysis that blends our company’s proprietary mobile healthcare technology and analytic technology for genomes and the like owned by Tohoku University.

●	Establishment of Translation Business Company, Mirai Translate, Inc.

We have established a joint venture company, Mirai Translate, Inc., with SYSTRAN INTERNATIONAL Co., Ltd. and FueTrek Co., Ltd. We are proceeding with research with the aim of developing translation technology that has the world’s highest level of machine translation accuracy and the provision of software and services using this technology in order to realize a world free of language barriers to respond to the further increases in foreign visitors to Japan, overseas travel by Japanese, and overseas expansion by Japanese companies expected to occur by 2020.

As a result of the above, the total research and development costs for the fiscal year ended March 31, 2015, decreased by 4.9% from the previous fiscal year to ¥97.0 billion.

(6) CSR Activities

We are working to provide a stable, high quality network and services and to engage in the persistent creation of new value as a “Partner for a Smart Life” for our customers.

We believe it is the corporate social responsibility “CSR” of DOCOMO to contribute to the realization of a society that enables people to lead abundant lives with comfort, safety, and security by resolving various social issues and surpassing the confines of countries, regions, and generations. Accordingly, we have positioned CSR at the core of our corporate management.

The principal CSR actions undertaken during the fiscal year ended March 31, 2015 are summarize below:

<<Realizing a Safe, Secure Society>>

●

In the fiscal year ended March 31, 2015, we held a total of approximately 7,000 sessions of “Smartphone and Mobile Phone Safety Class” garnering a cumulative participation of approximately 1.00 million people. Also, in light of the increase in the number of troubles arising from the use of smartphones, we modified the curriculum of the class, introducing the latest cases and adding animation materials in order to raise awareness of children in lower grades of elementary school.

●

We decided to open 34 buildings owned by the Company (including 14 locations in Kanto and Koshinetsu) in the event of a large-scale disaster, in order to provide assistance to people unable to return home. We plan to offer mobile phone battery charging service, emergency food and water, rest areas, toilets and blankets at these locations.

<<Initiatives in Global Environmental Protection and Social Contribution>>

●

Toward the achievement of “NTT DOCOMO Group’s Global Environmental Targets for FY2016,” we launched initiatives to eliminate wasted promotional material by converting shop-front advertisements into digital formats and introducing an inventory management system to manage the promotional tools, and successfully reduced the total weight of promotional material prepared in paper format (e.g. paper brochures, our original paper bags and user manuals) by approximately 50% compared to the level of FY2012.

●

Effective February 2015 (phone bill for the month of January 2015), we started using e-billing as the standard way of notifying customers of monthly bill amounts in lieu of conventional paper bills, as part of our endeavors to reduce paper resource consumption.

●

With the aims of reducing greenhouse gas emissions and stimulating the economy and tourism of each region, we commenced bicycle sharing services in Yokohama City, Kanagawa, Koto-ku, Tokyo, Sendai City, Miyagi, Chiyoda-ku, Tokyo, Minato-ku, Tokyo, Hiroshima City, Hiroshima and Kobe City, Hyogo. Also, to proliferate the service in broader areas, we established a joint venture engaged in bicycle sharing business.

●

We set up a charity website in the aftermath of the Yunnan earthquake in China and the Torrential Rain in August 2014 in Japan and to assist the Ebola hemorrhagic fever relief efforts, and collected donations totaling approximately ¥28 million from customers.

<<For the Recovery of Disaster-stricken Areas in Tohoku Japan>>

●

We distributed tablet devices to the citizens who had to evacuate their homes following the nuclear power plant accident, to help sustain the community bonds and to provide assistance to people who have limited access to shopping facilities by enabling them to purchase from unattended sales locations using mobile technologies, etc.

●	We started marketing goods made of wood from the forests in Tohoku at our docomo Shops and online site, plowing back part of the proceeds for forest conservation activities in Tohoku.

●

We supported the activities of NPOs and other organizations undertaking restoration activities in disaster-stricken areas by way of fundraising, initiating programs that help them secure funds for their activities.

●

Interested employees were solicited and dispatched to the disaster-stricken areas to participate in volunteer activities. A total of around 130 employees participated in a total of 9 trips during the fiscal year ended March 31, 2015. The cumulative number of participants from FY2012 surpassed 1,000. Further, a total of approximately ¥80.0 million was donated for the recovery support of Tohoku, representing a combination of donations from approximately 11,000 employees and the contributions from the Company (equivalent to the amount raised by employees).

(7) Consolidated Financial Results and Assets

	21st Fiscal Year (FY 2011)	22nd Fiscal Year (FY 2012)	23rd Fiscal Year (FY 2013)	24th Fiscal Year (FY 2014)
Operating revenues (millions of yen)	4,240,003	4,470,122	4,461,203	4,383,397
Operating income (millions of yen)	874,460	837,180	819,199	639,071
Income before income taxes and equity in net income(losses) of affiliates (millions of yen)	876,958	833,342	833,049	643,883
Net income attributable to NTT DOCOMO, INC. (millions of yen)	463,912	491,026	464,729	410,093
Earnings per share attributable to NTT DOCOMO, INC. (yen)	111.87	118.41	112.07	101.55
Total assets (millions of yen)	6,948,082	7,169,725	7,508,030	7,146,340
Total NTT DOCOMO, INC. shareholders’ equity (millions of yen)	5,062,527	5,368,475	5,643,366	5,380,072

Notes:

1.	“Results for the 22nd Fiscal Year” have been revised due to the reinstatement of the equity method for an investee.
2.

We conducted a 1:100 stock split with an effective date of October 1, 2013. “Earnings per share attributable to NTT DOCOMO, INC.” for each fiscal year are calculated based on the number of shares after the stock split.

(8) Issues to be addressed by the Group

< Medium-Term Targets >

Category	Target of FY2017
Operating income	Over 820 billion yen
Smart life business	Operating income Over 100 billion yen
Cost reduction	compared to FY2013 level -400 billion yen or more
Capital expenditures	FY2015-FY2017: 650 billion yen per annum or less
Shareholder returns	Enhance shareholder returns through dividend hike and share repurchase

We developed our corporate vision for 2020, “HEART: Pursuing Smart Innovation” to propel further growth and propose new values to society in anticipation of future social changes.

Also, under the banner of becoming a “Smart Life Partner” for our customers, we tackled the challenge of “reinforcing our competitiveness in telecommunications business” and “stepped up our efforts in the smart life business and other businesses.” In addition, in October 2014, upon the announcement of the first half results for the fiscal year ended March 2015, we unveiled our medium-term targets for the FY2017 (year ending March 31, 2018) toward the goal of achieving steady income recovery.

On the occasion of the results presentation for the fiscal year ended March 31, 2015, we announced the “New Initiatives toward Delivery of Medium-Term Targets” and the Business Management Policies for FY2015 (year ending March 31, 2016), to present a solid step toward the achievement of the medium-term targets.

<<New Initiatives toward Delivery of Medium-Term Targets>>

To respond to customer needs on an ongoing basis, we will implement initiatives for “co-creation”—an effort to create new added value together with various external partners by constantly evolving the format of collaboration.

●	Roll-out of “+d”

As presented in “Medium-Term Vision 2015,” we have hitherto worked on new value creation centered on mobile communications by pursuing convergence with other industries and services. Going forward, we will further advance these undertakings and embark on a new initiative dubbed “+d”—a joint value creation initiative that we plan to promote together with partners, making available to our partners our own business assets, such as our payment platform and point program, etc. To further accelerate this initiative, we will standardize the names of the various services that we offer. In the new arrangement, our services will begin with the letter “d,” so customers can easily appreciate the various DOCOMO assets that they can utilize.

●	Co-Creation of Social Values

We will also work to offer new values to various partners, further evolving the forms of collaboration, which had so far been centered on value creation for consumers. Specifically, in the areas of “IoT,” “Regional Revitalization,” “2020,” and “Solution of Social Issues,” we will strive to create new services and businesses in collaboration with partners utilizing the assets of both parties, with the goal of capturing new revenue opportunities in new domains that transcend the confines of industries or business formats.

Through the abovementioned initiatives, we will aim to expand the smart life business and the other businesses while accommodating customer requirements, and thereby achieve our medium-term target of generating “¥100 billion in operating incomes from the smart life business and the other businesses in FY2017 (year ending March 31, 2018).”

<<FY2015 Business Management Policies>>

We developed our FY2015 Business Management Policies, positioning FY2015 as the year for making a solid step toward the achievement of our medium-term targets. Considering the attainment of operating income target a matter of utmost importance, we will take actions aimed at increasing our telecommunications services revenues, expanding the smart life business and other businesses and improving our cost efficiency.

●	Actions Aimed at Increasing Telecommunications Services Revenues

-	Facilitate subscriptions to new billing plan and “docomo Hikari” service, and strengthen retention measures
-	Boost packet revenues by encouraging subscriber migration to larger data buckets

●	Actions Aimed at Expansion of Smart Life Business and Other Businesses

-	Accelerate measures aimed at expanding the adoption of “dmarket” and other services, and expand our sphere of service by adding home offerings
-	Cultivate new demand by stepping up enterprise sales, and step up B2B2C* offerings

* Abbreviation for Business to Business to Consumer; a business arrangement in which an entity supports the consumer business of another company

●	Cost Efficiency Improvement

-	Reinforcement of “PREMIUM 4GTM” service and more efficient use of capital expenditures
-	Rigorous cost efficiency improvements through structural reforms

As a management target for improving our enterprise value, we will aim to “achieve at least ¥820 billion in operating income by the fiscal year ending March 31, 2018,” committing ourselves to achieving an early recovery of telecommunications business and to implementing “New Initiatives toward Delivery of Medium-Term Targets.” We also expect to improve our EBITDA margin and ROE through the attainment of these targets.

We will continue to engage ourselves in co-creation of added value for customers in collaboration with partners, so that what is perceived new today can be taken for granted in the future.

(9) Principal Offices (As of March 31, 2015)

(a) Headquarters: 11-1, Nagata-cho, 2-chome, Chiyoda-ku, Tokyo, Japan

(b) Regional Offices:

Hokkaido Regional Office: Chuo-ku, Sapporo, Hokkaido Prefecture

Tohoku Regional Office: Aoba-ku, Sendai, Miyagi Prefecture

Tokai Regional Office: Higashi-ku, Nagoya, Aichi Prefecture

Hokuriku Regional Office: Kanazawa, Ishikawa Prefecture

Kansai Regional Office: Kita-ku, Osaka, Osaka Prefecture

Chugoku Regional Office: Naka-ku, Hiroshima, Hiroshima Prefecture

Shikoku Regional Office: Takamatsu, Kagawa Prefecture

Kyushu Regional Office: Chuo-ku, Fukuoka, Fukuoka Prefecture

(10) Employees (As of March 31, 2015)

Number of Employees (change from March 31, 2014)	Average Age	Average Length of Employment
25,680 (increase of 820)	40.5	15.2 years

Notes:

1.

The number of employees includes 331 employees seconded from companies other than the Company or its subsidiaries, but does not include 646 employees seconded to companies other than the Company or its subsidiaries.

2.	In calculating the average age of employees, employees at overseas subsidiaries are not included.
3.

In calculating the average length of service for employees transferred from NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), other companies in the NTT Group, the former NTT Central Personal Communications Network, Inc., or the eight regional companies in the Personal Communications Network, years of employment at their respective prior employers are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries and employees at overseas subsidiaries are not included in the calculation.

(11) Status of Parent Company and Principal Subsidiaries

(a) Relationship with Parent Company

NTT, our parent company, currently owns 2,587,008,900 shares of our company (66.65% of all shares*) as of March 31, 2015. The company conducts business mainly in the mobile communication field under its own managerial responsibilities within the NTT Group.

The company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Company and the compensation with respect to basic research and development and group management by NTT.

* The percentage of shares held is calculated excluding treasury shares.

(b) Principal Subsidiaries

There are no subsidiaries that are considered to be principal subsidiaries as of March 31, 2015.

There were 173 subsidiaries and 31 affiliates as of March 31, 2015.

Furthermore, the 25 business-entrusted subsidiaries formerly entrusted with certain important functions for DOCOMO’s service provision, such as call center operations, agent reseller support, construction and maintenance of communications network and other activities, were reorganized into 12 companies including DOCOMO CS, Inc.

(c) Material contracts for management of the company

We have entered into a basic agreement for billing and collection activities for telecommunications services charges, as well as a receivables assignment agreement pursuant that agreement, with NTT Finance Corporation (“NTT Finance”). Under these agreements we have assigned the receivables associated with our telecommunications services to NTT Finance.

(12) Principal Creditors

There were no principal creditors as of March 31, 2015

(13) Other Principal Issues on the Current State of the Corporate Group

Under the terms of the shareholders agreement, we exercised in July 2014 our right (option) to make a request to Tata Sons Limited (“Tata Sons”) that a suitable buyer be found to purchase its Tata Teleservices Limited (TTSL) shares for 50 percent of the acquired price, amounting to 72.5 billion Indian rupees (or approximately 140.7 billion yen*), or at fair value, whichever is higher. Thereafter, in January 2015, we submitted a request for arbitration to the London Court of International Arbitration in order to ensure that Tata Sons fulfills its obligation under the shareholders agreement after it had failed to perform the obligation despite our repeated negotiations with the company.

*1 rupee = 1.94 yen as of March 31, 2015

2. Company Shares (as of March 31, 2015)

(1) Total number of authorized shares: 17,460,000,000 shares

(2) Total number of issued shares: 4,085,772,000 shares*

*	The “total number of issued shares” decreased year-on-year by 279,228,000 due to the cancellation of treasury stock on March 31, 2015.

(3) Number of shareholders: 282,559

(4) Principal Shareholders

	Holdings in the Company
Shareholders	Number of Shares Held	Shareholding Ratio (%)
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	2,587,008,900	66.65
THE MASTER TRUST BANK OF JAPAN, LTD. (TRUST ACCOUNT)	67,391,700	1.74
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT)	60,063,400	1.55
BARCLAYS CAPITAL INC.	50,000,000	1.29
STATE STREET BANK WEST CLIENT – TREATY 505234	22,893,637	0.59
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	21,765,312	0.56
THE BANK OF NEW YORK MELLON SA/NV 10	21,345,755	0.55
STATE STREET BANK AND TRUST COMPANY 505225	18,641,762	0.48
JP MORGAN CHASE BANK 380055	17,559,423	0.45
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 5)	16,926,100	0.44

Notes:

1.	The Company’s holding of treasury stock (204,288,145 shares) is not included in the above.
2.	The Shareholding Ratio calculation excludes treasury stock.

(5) Other Principal Issues on the Company Shares

The Company acquired 265,276,121 common shares for an acquisition price of 473.0 billion yen during this period based on a resolution of the Board of Directors in order to strengthen shareholder returns and improve capital efficiency.

Furthermore, we cancelled 279,228,000 treasury stock (approximately 6.4 percent of the total number of issued shares before retirement) on March 31, 2015 based on a resolution of the Board of Directors.

3. Directors, Corporate Officers and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members (as of March 31, 2015)

Position	Name	Primary Responsibilities and Affiliations
President and CEO Member of the Board of Directors	Kaoru Kato

Senior Executive Vice President Member of the Board of Directors	Kazuhiro Yoshizawa	Responsible for Technology, Device and Information Strategy

Senior Executive Vice President Member of the Board of Directors	Yoshikiyo Sakai	Responsible for Consumer business, Marketing, Global business and Corporate

Senior Executive Vice President Member of the Board of Directors	Akira Terasaki	Responsible for Corporate business, Improvement of business operations and CSR

Executive Vice President Member of the Board of Directors	Seizo Onoe	Managing Director of R&D Innovation Division

Executive Vice President Member of the Board of Directors	Hirotaka Sato	Responsible for Finance and Business Alliance Managing Director of Accounts and Finance Department

Executive Vice President Member of the Board of Directors	Kazuhiro Takagi	Responsible for Corporate Sales Managing Director of Corporate Sales and Marketing Division and Managing Director of TOHOKU Reconstruction Support Office

Executive Vice President Member of the Board of Directors	Hiroyasu Asami	Managing Director of Corporate Strategy & Planning Department

Executive Vice President Member of the Board of Directors	Shoji Suto	Responsible for Consumer Sales

Executive Vice President Member of the Board of Directors	Kiyohiro Omatsuzawa	Responsible for Network and Preparation for 2020 Managing Director of Network Department

Executive Vice President Member of the Board of Directors	Toshiki Nakayama	Managing Director of Smart-life Business Division and Managing Director of Smart-life Solutions Department

Senior Vice President Member of the Board of Directors	Hajime Kii	Managing Director of Human Resources Management Department Member of the Board of Directors of Tata Teleservices Limited (India)

Senior Vice President Member of the Board of Directors	Makoto Tani	Managing Director of General Affairs Department and Managing Director of Improvement Action Office

Member of the Board of Directors	Teruyasu Murakami	Director of Research Institute for Industrial Strategy

Member of the Board of Directors	Takashi Nakamura	Vice President of Finance and Accounting Department of NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Position	Name	Primary Responsibilities and Affiliations
Full-time Audit & Supervisory Board Member	Tooru Kobayashi

Full-time Audit & Supervisory Board Member	Haruo Morosawa

Full-time Audit & Supervisory Board Member	Naoto Shiotsuka

Full-time Audit & Supervisory Board Member	Toshimune Okihara

Audit & Supervisory Board Member	Eiko Tsujiyama	Professor of Accounting, Faculty of Business & Commerce, Waseda University
Outside Audit & Supervisory Board Member of Mitsubishi Corporation
Outside Member of the Board of Director of ORIX Corporation
Outside Audit & Supervisory Board Member of Lawson, Inc.
Outside Audit & Supervisory Board Member of Shiseido Company, Limited

Notes:

1.	Members of the board of directors and audit & supervisory board members who resigned or retired during the fiscal year ended March 31, 2015 are as follows:

Name	Retirement date	Reason	Position/responsibility at time of retirement
Kazuto Tsubouchi	June 19, 2014	Term expired	Senior Executive Vice President, Responsible for Global Business and Corporate, Member of the Board of Directors

Fumio Iwasaki	June 19, 2014	Term expired	Senior Executive Vice President, Responsible for Multimedia and Technology, Member of the Board of Directors

Tsutomu Shindou	June 19, 2014	Term expired	Executive Vice President, Managing Director of Corporate Sales and Marketing Division and Managing Director of TOHOKU Reconstruction Support Office, Member of the Board of Directors

Takashi Tanaka	June 19, 2014	Term expired	Executive Vice President, Responsible for Consumer Sales and Branches in Kanto and Koshinetsu areas, Members of the Board of Directors

Wataru Kagawa	June 19, 2014	Term expired	Executive Vice President, Responsible for CSR, Managing Director of General Affairs Department, Managing Director of Corporate Social Responsibility Department and Managing Director of Improvement Action Office, Member of the Board of Directors

Kiyoshi Tokuhiro	June 19, 2014	Term expired	Executive Vice President, Responsible for Network, Managing Director of Network Department, Member of the Board of Directors

Name	Retirement date	Reason	Position/responsibility at time of retirement
Ryuji Yamada	June 19, 2014	Term expired	Chief Strategic Advisor, Member of the Board of Directors

Takanori Utano	June 19, 2014	resigned	Full-time Audit & Supervisory Board Member

Kenji Ota	June 19, 2014	resigned	Full-time Audit & Supervisory Board Member

2.	Members of the board of directors and audit &supervisory board members elected at the 23rd Annual General Meeting of Shareholders held on June 19, 2014 are as follows:

Name	Inauguration Date	Position of Inauguration	Responsibility of Inauguration
Yoshikiyo Sakai	June 26, 2014	Senior Executive Vice President Member of the Board of Directors	Responsible for Consumer business, Marketing, Global Business and Corporate

Akira Terasaki	June 19, 2014	Senior Executive Vice President Member of the Board of Directors	Responsible for Corporate business, Improvement of business operations and CSR

Hiroyasu Asami	June 19, 2014	Executive Vice President Member of the Board of Directors	Managing Director of Corporate Strategy & Planning Department

Shoji Suto	June 19, 2014	Executive Vice President Member of the Board of Directors	Responsible for Consumer Sales and Branches in Kanto and Koshinetsu areas

Kiyohiro Omatsuzawa	June 19, 2014	Executive Vice President Member of the Board of Directors	Responsible for Network and Preparation for 2020, Managing Director of Network Department

Toshiki Nakayama	June 19, 2014	Executive Vice President Member of the Board of Directors	Managing Director of Smart-life Business Division and Managing Director of Smart-life Solutions Department

Hajime Kii	June 19, 2014	Senior Vice President Member of the Board of Directors	Managing Director of Human Resources Management Department

Makoto Tani	June 19, 2014	Senior Vice President Member of the Board of Directors	Managing Director of General Affairs Department and Managing Director of Improvement Action Office

Tooru Kobayashi	June 19, 2014	Full-time Audit & Supervisory Board Member	-

Toshimune Okihara	June 19, 2014	Full-time Audit & Supervisory Board Member	-

3.	Changes in responsibilities of the members of the board of directors and audit & supervisory board members during the fiscal year ended March 31, 2015 are as follows:

Name	Effective date	Current Positions and Responsibilities	Previous Positions and Responsibilities
Kazuhiro Yoshizawa	June 19, 2014	Senior Executive Vice President, Responsible for Technology, Device and Information Strategy, Member of the Board of Directors	Executive Vice President, Managing Director of Corporate Strategy & Planning Department, Managing Director of Structural Reform Office, and Responsible for Mobile Society Research Institute, Member of the Board of Directors

Hirotaka Sato	June 19, 2014	Executive Vice President, Responsible for Finance and Business Alliance, Managing Director of Accounts and Finance Department, Member of the Board of Directors	Senior Vice President, Managing Director of Accounts and Finance Department, Member of the Board of Directors

Kazuhiro Takagi	June 19, 2014	Executive Vice President, Responsible for Corporate Sales, Managing Director of Corporate Sales and Marketing Division and Managing Director of TOHOKU Reconstruction Support Office, Member of the Board of Directors	Senior Vice President, Managing Director of Human Resources Management Department, Member of the Board of Directors

Seizo Onoe	July 1, 2014	Executive Vice President, Managing Director of R&D Innovation Division, Member of the Board of Directors	Executive Vice President, Managing Director of R&D Center, Member of the Board of Directors

Shoji Suto	July 1, 2014	Executive Vice President, Responsible for Consumer Sales, Member of the Board of Directors	Executive Vice President, Responsible for Consumer Sales and Branches in Kanto and Koshinetsu areas, Member of the Board of Directors

4.	Board members Teruyasu Murakami and Takashi Nakamura are outside directors as provided in Article 2, Item15 of the Companies Act.
5.	NIPPON TELEGRAPH AND TELEPHONE CORPORATION, which employs outside director Takashi Nakamura, is our parent company.
6.

Full-time audit & supervisory board members Haruo Morosawa, Naoto Shiotsuka, Toshimune Okihara and audit & supervisory board member Eiko Tsujiyama are outside audit & supervisory board members as provided in Article 2, Item16 of the Companies Act.

7.

Outside audit & supervisory board member Naoto Shiotsuka has experience in corporate management and extensive knowledge pertaining to finance and accounting through his career in the Finance Department of NTT DATA Corporation.

8.

Outside audit & supervisory board member Eiko Tsujiyama has considerable knowledge in finance and accounting gained through her years of experience as a university professor and outside director of private companies, along with being a Certified Public Accountant and as an outside director on corporate boards.

9.

Outside audit & supervisory board member Eiko Tsujiyama also serves as an outside audit & supervisory board member with Lawson, Inc., a company with which we have business alliance. In addition, we have no special relationship with other firms where Ms. Tsujiyama is concurrently serving and with Research Institute for Industrial Strategy where a member of the board of directors Teruyasu Murakami is acting as director.

10.

We have designated outside director Teruyasu Murakami and outside audit & supervisory board members Haruo Morosawa and Eiko Tsujiyama as independent director/auditor pursuant to the Securities Listing Regulations of Tokyo Stock Exchange, and we have notified the Tokyo Stock Exchange of such designation.

(2) Policies concerning, and total compensation of, directors and audit & supervisory board members

(a) Policies

Matters concerning compensation for directors are decided by the Board of Directors.

Compensation for directors consists of a monthly salary and bonuses. Monthly salaries are paid based on the scope of roles and responsibilities of each director. Bonuses are paid taking into account the Company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of the Company’s shares through the Director Shareholding Association to encourage a medium- to long-term perspective. Purchased shares are owned by the directors during their terms in office.

Compensation for audit & supervisory board members is determined by resolution of the Audit & Supervisory Board and, in order to maintain a high level of independence, consists only of a monthly salary that is not linked to financial performance.

(b) Total Compensation for the board of directors and audit & supervisory board members for the Fiscal Year Ended March 31, 2015

Position	Number of Persons	Total Compensation (Millions of yen)
Director	21	524
Audit & Supervisory Board Member	7	129

Total	28	654

Notes:

1.

Upper limits on compensation for directors and audit & supervisory board members were set at ¥600 million annually for directors and ¥150 million annually for audit & supervisory board members at the 15th ordinary general meeting of shareholders held on June 20, 2006.

2.	The above includes seven directors and two audit & supervisory board members who retired at the conclusion of the 23rd ordinary general meeting of shareholders held on June 19, 2014.
3.	Compensation for directors includes ¥98 million in bonuses paid in the fiscal year ended March 31, 2015.

(3) Outside Member of the Board of Directors and Outside Audit & Supervisory Board Members

(a) Principal activities of outside member of the board of directors and outside audit & supervisory board members

Position	Name	Attendance Rate of Board of Directors Meetings (Number of Meetings Attended)	Attendance Rate of Audit & Supervisory Board Meetings (Number of Meetings Attended)	Principal Activities
Outside Member of the Board of Directors	Teruyasu Murakami	100% (16/16)	—	He used his extensive experience in corporate management in the ICT and information industries to make appropriate comments from a perspective independent from the Company’s business operations.

	Takashi Nakamura	93.8% (15/16)	—	He used his extensive experience in the telecommunications business to make appropriate comments from a perspective independent from the Company’s business operations.

Outside Audit & Supervisory Board Members	Haruo Morosawa	100% (16/16)	100% (14/14)	He made appropriate comments from his expert perspective gained through his work experience in the Board of Audit of Japan.
	Naoto Shiotsuka	100% (16/16)	100% (14/14)	He made appropriate comments from his extensive knowledge pertaining to finance and accounting in addition to his experience in corporate management and financial department of a company.
	Toshimune Okihara	100% (12/12)	100% (9/9)	He made appropriate comments from his experience and extensive knowledge due to the career and engagement in businesses pertaining to telecommunications and corporate management.
	Eiko Tsujiyama	93.8% (15/16)	100% (14/14)

She made appropriate comments from her expert perspective in finance and accounting as a Certified Public Accountant and gained through her years of experience as a university professor and as an outside director on corporate boards.

Note:	The principal activities of audit & supervisory board member Toshimune Okihara are shown for after his appointment in June 2014.

(b) Indemnity agreements

The Company has concluded agreements with outside directors and outside audit & supervisory board members to indemnify them for personal liability as provided in Article 423, Paragraph 1 of the Companies Act in accordance with Article 427, Paragraph 1 of the Companies Act. The compensation of liability is the minimum amount in accordance with Article 425, Paragraph 1 of the Companies Act.

(c) Total compensation to outside directors in the fiscal year ended March 31, 2015

Number of persons	Total compensation (Millions of yen)
5	101

Note:	In addition, total compensation of outside directors as directors of the Company’s parent company’s subsidiaries was 4 million yen.

4. Independent Auditor

(1) Name of independent auditor

KPMG AZSA LLC

(2) Audit fees paid to the independent auditor in the fiscal year ended March 31, 2015

Details	Amount (Millions of yen)
Audit fees for the independent auditor in the fiscal year ended March 31, 2015	680

Total monetary and other financial benefits payable by the Company and its subsidiaries	865

Notes:

1.

The audit contract between the Company and the independent auditor does not distinguish among audit fees paid for audits performed pursuant to the Companies Act, audit fees paid for audits performed pursuant to the Financial Instruments and Exchange Act and audit fees paid for audits performed pursuant to the U.S. Securities Exchange Act, and since it is not practically possible to make such a distinction, the amounts indicated in the audit fees paid to the independent auditor in the fiscal year ended March 31, 2015 above are totals.

2.

Consideration is paid to the independent auditor for services other than the services specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (non-audit services). The non-audit services are advisory services and other service relating to international financial reporting standards.

(3) Policies concerning decisions to discharge or not reappoint independent auditors

In the event that the circumstances set forth in any of the items of Article 340, Paragraph 1 of the Companies Act apply to the independent auditor, the independent auditor is to be discharged by a unanimous resolution of the Audit & Supervisory Board.

In addition, if the Company determines that it would be difficult for the independent auditor to perform proper audits, the Audit & Supervisory Board may determine the content of a proposal to the general meeting of shareholders that the independent auditor be discharged or not be reappointed.

Note:

In connection with the enforcement of the “Act for Partial Revision of the Companies Act” (Act No. 90 of 2014) on May 1, 2015, the body deciding proposals concerning the discharging or non-reappointment of independent auditors was changed from the Board of Directors to the Audit & Supervisory Board, and the content above has already been reflected this alteration.

5. Systems for Ensuring the Propriety of the Company’s Business Activities

A summary of the Board of Directors resolutions concerning the development of systems to ensure the propriety of the Company’s business activities (internal control systems) is set forth below.

(1)	Basic stance on fortifying internal control systems

(a)

In fortifying the internal control systems, the Company aims to achieve legal compliance, management of loss risk and appropriate and efficient business operations and consider various measures, including regulations, organizational and structural improvement, formulation of action plans and the monitoring of activities.

(b)

An internal control committee will be formed as an entity overseeing efforts to have the internal control systems function more efficiently. The committee will aim to fortify internal control systems from the cross-departmental perspective; upon assessing efficacy, necessary improvements will be carried out.

(c)

Appropriate efforts will be made with regard to ensuring the reliability of the internal control systems, which will be involved with the financial reporting based on the U.S. Sarbanes-Oxley Act and the Financial Instruments and Exchange Act.

(d)

The Board of Directors will approve the basic policy on fortifying internal control systems (the Basic Policy), receive regular reports on the progress of the initiative to fortify internal control systems, and oversee and monitor the internal control systems of the Company.

(e)	As chief executive officer, the president and representative director will oversee the efforts to build the internal control systems based on the Basic Policy approved by board members.

(2)	Fortifying structure relating to internal control systems

(a)	System to ensure that the performance of duties by directors and employees conform with laws and regulations and the Company’s Articles of Incorporation

We institute the “NTT DOCOMO Group Code of Ethics” and compliance-related regulations and create requisite systems for ethical and legal compliance. In addition, when preparing financial statements, officers responsible for finance, audit & supervisory board members, and independent auditors hold preliminary discussions of significant accounting policies, and for disclosure of company information including financial statements in a manner that conforms with securities-related laws and regulations, matters are decided at meetings of the Board of Directors after the necessary internal procedures pursuant to in-house regulations have been completed. Also, internal audit staff conducts audits of the company’s overall business activities to ensure conformity with laws and regulations and in-house regulations.

(b)	System for storage and maintenance of information relating to the performance of duties by directors

Information relating to the performance of duties by directors is recorded and stored in accordance with rules stipulating the methods of storage and administration of documents and administrative information.

(c)	Regulations and other systems relating to the management of loss risks

Executive directors responsible for risk management periodically summarize information relating to risks in their organizations in accordance with rules concerning risk management, and the internal control committee made up of directors, senior vice presidents, and others identifies risks as necessary for companywide risk management, and decide management policy for identified risks to prevent risks from occurring and to take rapid countermeasures in the event that risks do occur.

(d)	System to ensure that the performance of duties by directors is conducted efficiently

The efficiency of the performance by directors of their duties is ensured by such means as decision-making rules based on internal regulations and the specification of powers relating to their duties, the formulation of medium-term management policies and business plans by the Board of Directors, and the establishment of committees composed of directors, senior vice presidents, and others.

(e)	System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries

i.	System for reporting matters concerning the execution of duties of directors, etc. of subsidiaries to the company

In accordance with the rules stipulating fundamental matters relating to the management of affiliated companies for the purpose of the comprehensive development and improvement of performance of the Group, affiliated companies will consult with or report to the Company.

ii.	Regulations and other systems relating to the management of loss risks of subsidiaries

Intrinsic risks in the Group are managed in accordance with the rules concerning risk management, and risk management for Group companies is conducted according to their scale and business type.

iii.	System to ensure that the performance of duties by directors, etc. of subsidiaries is conducted efficiently

Group companies establish decision-making rules and authority in duties according to their scale and business type, and consult or report on principal issues relating to the business operations of the Group as a whole.

iv.	System to ensure that the performance of duties by directors, etc. and employees of subsidiaries conform with laws and regulations and the Company’s Articles of Incorporation

We have established the “NTT DOCOMO Group Code of Ethics” as a uniform code of ethics for the Group, and all Group companies strive to comply with this code of ethics. Furthermore, subsidiaries’ officers responsible for corporate ethics report to the Company when they identify a problematic situation involving a management executive, and the Company provides the necessary guidance on the appropriate response.

v.	Other systems to ensure appropriate operations

With respect to unusual transactions with the parent company, investigations are conducted by legal personnel and audits are conducted by audit & supervisory board members. Further, audits by internal audit personnel are directed to cover its subsidiaries, and whenever necessary they obtain and assess the results of the internal audits of those companies.

(f).	System to ensure the effectiveness of audits by audit & supervisory board members

i.	Matters relevant to employees assistance to the duties of audit & supervisory board members if their assignment is requested

The Audit & Supervisory Board Member’s Office is established as an organization dedicated to assisting the audit & supervisory board members with the performance of their duties, and specialist staff are assigned to it.

ii.	Matters relevant to the independence of the employees in (i.) above from directors

We provide the Audit & Supervisory Board with advance explanations concerning matters such as transfers and assessment of personnel who belong to the Audit & Supervisory Board Member’s Office, and pay respectful attention to the board’s opinions before acting on such matters.

iii.	Matters relevant to ensuring the effectiveness of instructions of audit & supervisory board members to the employees in (i) above

Employees who belong to the Audit & Supervisory Board Member’s Office exclusively follow the directions and commands of audit & supervisory board members.

iv.	System for reporting to audit & supervisory board members by directors and employees

Directors, executive officers, and employees report promptly to the audit & supervisory board members and to the Audit & Supervisory Board concerning matters prescribed by laws and regulations as well as requested matters necessary for the performance by the audit & supervisory board members of their duties.

v.

System for reporting to the Company’s audit & supervisory board members by subsidiaries’ directors, audit & supervisory board members and other equivalent persons and employees, or persons who have received reports from such persons

The matters to be reported in (iv) above shall include material information reported by Group companies.

vi.	System to ensure that persons making reports in the above items (iv) and (v) are not treated disadvantageously due to making the report

Persons who make reports in the above items (iv) and (v) are not treated disadvantageously due to making the report.

vii.

Matters relevant to procedures policy on the expense or debts arising from the execution such an advance payment or reimbursement of expenses arising from the execution of duties by audit & supervisory board members

Audit & supervisory board members may claim necessary expenses for the execution of their duties, and the Company must make the necessary payments based on such claims.

viii.	Other systems for ensuring that auditing by audit & supervisory board members is conducted effectively

Representative directors and the Audit & Supervisory Board hold regular meetings and develop an auditing environment necessary for enabling the audit & supervisory board members to perform their duties. In addition, representative directors endeavor to establish a system enabling audit & supervisory board members to hold regular and occasional meetings with internal audit staff and independent auditors.

Note:

In connection with the enforcement of the “Act for Partial Revision of the Companies Act” (Act No. 90 of 2014) and the “Ministerial Ordinance to Amend Part of the Ordinance for Enforcement of the Companies Act” (Ministry of Justice Ordinance No. 6 of 2015) on May 1, 2015, the content from “(e) System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries” has been changed to be more specific and clear in line with the amendments to the law and ordinance, and the changed content is shown.

Throughout this report, amounts prepared based on domestic accounting standards are rounded down to the nearest unit. Amounts prepared in accordance with U.S. accounting standards are rounded up or down to the nearest unit.

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	¥105,553
Short-term investments	243,757
Accounts receivable	264,591
Receivables held for sale	897,999
Credit card receivables	234,412
Other receivables	327,275
Allowance for doubtful accounts	(14,100)
Inventories	186,275
Deferred tax assets	61,512
Prepaid expenses and other current assets	108,102

Total current assets	2,415,376

Property, plant and equipment:
Wireless telecommunications equipment	5,027,390
Buildings and structures	890,382
Tools, furniture and fixtures	508,810
Land	200,736
Construction in progress	193,497
Accumulated depreciation and amortization	(4,309,748)

Total property, plant and equipment, net	2,511,067

Non-current investments and other assets:
Investments in affiliates	439,070
Marketable securities and other investments	195,047
Intangible assets, net	636,319
Goodwill	266,311
Other assets	445,723
Deferred tax assets	237,427

Total non-current investments and other assets	2,219,897

Total assets	¥7,146,340

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥203
Short-term borrowings	2,048
Accounts payable, trade	811,799
Accrued payroll	54,955
Accrued income taxes	68,563
Other current liabilities	176,734

Total current liabilities	1,114,302

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,400
Accrued liabilities for point programs	89,929
Liability for employees’ retirement benefits	173,872
Other long-term liabilities	129,632

Total long-term liabilities	613,833

Total liabilities	1,728,135

Redeemable noncontrolling interests	15,589

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680
Additional paid-in capital	339,783
Retained earnings	4,397,228
Accumulated other comprehensive income (loss)	52,599
Treasury stock	(359,218)
Total NTT DOCOMO, INC. shareholders’ equity	5,380,072
Noncontrolling interests	22,544

Total equity	5,402,616

Total liabilities and equity	¥7,146,340

(Note)  Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF INCOME [U.S.GAAP]

Millions of yen

Year ended March 31, 2015 (April 1, 2014 - March 31, 2015)
Operating revenues:
Telecommunications services	¥2,747,155
Equipment sales	904,089
Other operating revenues	732,153

Total operating revenues	4,383,397

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,159,514
Cost of equipment sold (exclusive of items shown separately below)	853,062
Depreciation and amortization	659,787
Impairment loss	30,161
Selling, general and administrative	1,041,802

Total operating expenses	3,744,326

Operating income	639,071

Other income (expense):
Interest expense	(797)
Interest income	1,283
Other, net	4,326

Total other income (expense)	4,812

Income before income taxes and equity in net income (losses) of affiliates	643,883

Income taxes:
Current	218,552
Deferred	19,515

Total income taxes	238,067

Income before equity in net income (losses) of affiliates	405,816

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(7,782)

Net income	398,034

Less: Net (income) loss attributable to noncontrolling interests	12,059

Net income attributable to NTT DOCOMO, INC.	¥410,093

(Note)  Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY [U.S.GAAP]

For the Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)

(Millions of yen	)

	NTT DOCOMO, INC. shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total NTT DOCOMO, INC. shareholders’ equity	Non controlling interests	Total equity
Balance as of March 31, 2014	¥ 949,680	¥ 732,875	¥ 4,328,389	¥ 9,590	¥ (377,168)	¥ 5,643,366	¥ 35,278	¥ 5,678,644
Purchase of treasury stock					(473,036)	(473,036)		(473,036)
Retirement of treasury stock		(393,092)	(97,894)		490,986	—		—
Cash dividends declared to NTT DOCOMO, INC. shareholders			(243,360)			(243,360)		(243,360)
Cash distributions to noncontrolling interests						—	(1,061)	(1,061)
Acquisition of new subsidiaries						—	732	732
Others						—	(2)	(2)
Net income			410,093			410,093	(12,777)	397,316
Other comprehensive income(loss)				43,009		43,009	374	43,383

Balance as of March 31, 2015	¥ 949,680	¥ 339,783	¥ 4,397,228	¥ 52,599	¥ (359,218)	¥ 5,380,072	¥ 22,544	¥ 5,402,616

(Notes)	1. Amounts are rounded off to the nearest 1 million yen.
2. Changes in the redeemable noncontrolling interest are not included in the table.

(Reference) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2015 (April 1, 2014 - March 31, 2015)
Net income	¥398,034
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	22,588
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(4)
Foreign currency translation adjustment, net of applicable taxes	29,678
Pension liability adjustment, net of applicable taxes	(8,877)

Total other comprehensive income (loss)	43,385

Comprehensive income	441,419

Less: Comprehensive (income) loss attributable to noncontrolling interests	11,683

Comprehensive income attributable to NTT DOCOMO, INC.	¥453,102

(Note)  Amounts are rounded off to the nearest 1 million yen.

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2015)

(Millions of yen)

ASSETS
Non-current assets
Non-current assets for telecommunication businesses
Property, plant and equipment
Machinery and equipment	¥965,884
Antenna facilities	570,645
Telecommunications line facilities	31,013
Pipe and hand holes	12,714
Building	327,338
Structures	76,205
Other machinery and equipment	3,572
Vehicles	137
Tools, furniture and fixtures	79,750
Land	197,484
Lease assets	282
Construction in progress	136,417

Total property, plant and equipment	2,401,449

Intangible assets
Rights to use utility facilities	12,680
Software	534,538
Patents	221
Leasehold rights	57,067
Lease assets	31
Other intangible assets	24,692

Total intangible assets	629,231

Total non-current assets for telecommunication businesses	3,030,681

Investments and other assets
Investment securities	441,943
Shares of affiliated companies	367,054
Other investments in affiliated companies	42,005
Contributions in affiliated companies	5,213
Long-term loan receivable	93
Long-term loan receivable in affiliated companies	31,055
Long-term prepaid expenses	19,989
Long-term accounts receivable, other	256,119
Deferred tax assets	102,309
Other investments and other assets	84,924
Allowance for doubtful accounts	(27,719)

Total investments and other assets	1,322,989

Total non-current assets	4,353,670

Current assets
Cash and bank deposits	25,900
Accounts receivable, trade	499,115
Accounts receivable, other	1,199,668
Inventories and supplies	222,614
Advances	7,832
Prepaid expenses	32,154
Deposits	251,930
Deferred tax assets	39,991
Other current assets	68,266
Allowance for doubtful accounts	(36,353)

Total current assets	2,311,121

Total assets	¥6,664,791

(Note)  Amounts are rounded down to the nearest 1 million yen.

(Millions of yen)

LIABILITIES
Long-term liabilities
Bonds	¥220,000
Lease obligations	301
Liability for employees’ retirement benefits	130,906
Accrued liabilities for loyalty programs	119,029
Asset retirement obligations	2,797
Other long-term liabilities	598

Total long-term liabilities	473,633

Current liabilities
Accounts payable, trade	287,164
Lease obligations	208
Accounts payable, other	547,649
Accrued expenses	11,507
Accrued income taxes	56,834
Advances received	8,441
Deposits received	76,221
Other current liabilities	35,186

Total current liabilities	1,023,213

Total liabilities	1,496,846

NET ASSETS
Shareholders’ equity
Common stock	949,679

Capital surplus
Capital legal reserve	292,385

Total capital surplus	292,385

Earned surplus
Earned legal reserve	4,099
Other earned surplus
Accelerated depreciation reserve	73
General reserve	358,000
Earned surplus brought forward	3,831,284

Total earned surplus	4,193,458

Treasury stock	(359,217)

Total shareholders’ equity	5,076,304

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	91,639

Total valuation and translation adjustments	91,639

Total net assets	5,167,944

Total liabilities and net assets	¥6,664,791

(Note)  Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF INCOME

For the Year ended March 31, 2015 (April 1, 2014- March 31, 2015)

(Millions of yen)

Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues
Voice transmission services	¥876,369
Data transmission services	1,963,603
Other	42,822	¥2,882,795

Operating expenses
Sales expenses	817,761
Facility maintenance expenses	328,253
General expenses	53,839
Administrative expenses	61,090
Research expenses	61,166
Depreciation and amortization	622,181
Loss on disposal of property, plant and equipment and intangible assets	64,581
Communication network charges	242,301
Taxes and public dues	39,757	2,290,933

Operating income from telecommunication businesses		591,862
Supplementary businesses
Operating revenues		1,402,661
Operating expenses		1,374,919

Operating income (losses) from supplementary businesses		27,742

Total operating income		619,604
Non-operating revenues and expenses
Non-operating revenues
Interest income	1,661
Interest income-securities	170
Dividend income	31,079
Rental income	7,146
Miscellaneous income	5,942	46,000

Non-operating expenses
Interest expense	144
Interest expense-bonds	2,590
Provision for doubtful accounts for an affiliated company	50,200
Miscellaneous expenses	4,483	57,418

Recurring profit		608,186

Extraordinary profit
Gain on liquidation of an affiliated company	2,989	2,989

Extraordinary Loss
Write-downs of investment in shares of affiliated companies	33,912
Impairment loss	1,435	35,347

Income before income taxes		575,828
Income taxes-current		198,500
Income taxes-deferred		17,988

Net income		¥359,339

(Note)  Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the Year ended March 31, 2015 (April 1, 2014 - March 31, 2015)

									(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity
		Capital legal reserve	Other capital surplus	Total capital surplus	Earned legal reserve	Other earned surplus			Total earned surplus
						Accelerated depreciation reserve	General reserve	Earned surplus brought forward
Balance as of April 1, 2014	¥949,679	¥292,385	¥393,092	¥685,477	¥4,099	¥95	¥358,000	¥3,807,976	¥4,170,172	¥(377,167)	¥5,428,160
Cumulative effects of changes in accounting policies								5,200	5,200		5,200
Restated balance	¥949,679	¥292,385	¥393,092	¥685,477	¥4,099	¥95	¥358,000	¥3,813,177	¥4,175,372	¥(377,167)	¥5,433,361
Changes during the annual period
Reversal of accelerated depreciation reserve						(21)		21	-		-
Dividends from surplus								(243,359)	(243,359)		(243,359)
Net income								359,339	359,339		359,339
Purchase of treasury stock										(473,035)	(473,035)
Retirement of treasury stock			(393,092)	(393,092)				(97,894)	(97,894)	490,986	-
Net changes other than shareholders’ equity
The total amount of changes during the annual period	-	-	(393,092)	(393,092)	-	(21)	-	18,107	18,085	17,950	(357,056)

Balance as of March 31, 2015	¥949,679	¥292,385	¥-	¥292,385	¥4,099	¥73	¥358,000	¥3,831,284	¥4,193,458	¥(359,217)	¥5,076,304

(Note)  Amounts are rounded down to the nearest 1 million yen.

(Millions of yen)

	Valuation and translation adjustments		Total net assets
	Net unrealized holding gains or losses on securities	Total valuation and translation adjustments
Balance as of April 1, 2014	¥43,738	¥43,738	¥5,471,898
Cumulative effects of changes in accounting policies			5,200
Restated balance	¥43,738	¥43,738	¥5,477,099
Changes during the annual period
Reversal of accelerated depreciation reserve			-
Dividends from surplus			(243,359)
Net income			359,339
Purchase of treasury stock			(473,035)
Retirement of treasury stock			-
Net changes other than shareholders’ equity	47,901	47,901	47,901
The total amount of changes during the annual period	47,901	47,901	(309,154)

Balance as of March 31, 2015	¥91,639	¥91,639	¥5,167,944

(Note)  Amounts are rounded down to the nearest 1 million yen.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 8, 2015

The Board of Directors

NTT DOCOMO, INC.

KPMG AZSA LLC

Hideki Amano (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Hiroshi Miura (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Kotetsu Nonaka (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of NTT DOCOMO, INC. as at March 31, 2015 and for the year from April 1, 2014 to March 31, 2015 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Independent Auditor’s Report

May 8, 2015

The Board of Directors

NTT DOCOMO, INC.

KPMG AZSA LLC

Hideki Amano (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Hiroshi Miura (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Kotetsu Nonaka (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the related notes, and the supplementary schedules of NTT DOCOMO, INC. as at March 31, 2015 and for the year from April 1, 2014 to March 31, 2015 in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the non-consolidated Financial Statements and Others

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

[English Translation]

Audit Report of Audit & Supervisory Board

Based on audit reports from each audit & supervisory board member, and following due discussion at meetings, the Audit & Supervisory Board has prepared this audit report regarding the execution of the duties of the Board of Directors in the 24th fiscal year from April 1, 2014 to March 31, 2015. The Board reports as follows.

1. Outline of Audit Methodology

The Audit & Supervisory Board established an auditing plan and received reports from each audit & supervisory board member on the status of the implementation of audits and the results thereof, as well as reports from the Board of Directors and the Independent Auditors regarding the status of execution of their duties, and requested explanations as necessary.

Also, on the basis of the Audit & Supervisory Board Rules established by the Audit & Supervisory Board, and in accordance with its auditing plan, the audit & supervisory board members sought mutual understanding with the Directors, the internal auditing department, other employees and the Independent Auditors in their efforts to collect information, and carried out the audit as follows:

(1)

attended meetings of the Board of Directors and other important meetings, and received reports from Directors and employees regarding performance of their duties, requested explanations as necessary, perused important documents regarding decisions and approvals made and investigated the status of operations and the financial position at the company’s head office and major offices of business;

(2)

carried out an audit and verification of the particulars of Board of Directors resolutions relating to the establishment of structures necessary to ensure that the Board of Directors’ performance of its duties is in conformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system);

(3)

regarding the subsidiaries, the Audit & Supervisory Board sought to achieve a mutual understanding and exchange of information with directors and other persons and audit & supervisory board members of the subsidiaries, and, where necessary, received business reports from the subsidiaries; and

(4)

audited and verified whether the Independent Auditors maintained their independence and carried out their audits appropriately, received reports from the Independent Auditors regarding the execution of their duties and, where necessary, requested explanations. Also, the Audit & Supervisory Board received notification from the Independent Auditors to the effect that the structure to ensure that duties are executed appropriately has been established and requested explanations as necessary.

Based on the above methodology, the Audit & Supervisory Board evaluated business reports, supplementary schedules, the non-consolidated financial statements related to the fiscal year ended March 31, 2015 (the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, and the related notes), and the supplementary schedules as well as the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes).

2. Audit Results

(1) Results of the audit of the Business Report

i.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with laws and regulations and the Articles of Incorporation.
ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.
iii.

We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters requiring note on our part were found with respect to Directors’ execution of duties in regards to the internal control system.

(2) Results of the audit of performance of the duties by the Independent Auditors

No matters requiring note on our part were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA LLC.

(3) Results of the audit of the non-consolidated financial statements, supplementary schedules and the consolidated financial statements

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 14, 2015
Audit & Supervisory Board Members of NTT DOCOMO, INC.
Tooru Kobayashi, Full-time Audit & Supervisory Board Member	seal
Haruo Morosawa, Full-time (Outside) Audit & Supervisory Board Member	seal
Naoto Shiotsuka, Full-time (Outside) Audit & Supervisory Board Member	seal
Toshimune Okihara, Full-time (Outside) Audit & Supervisory Board Member	seal
Eiko Tsujiyama, (Outside) Audit & Supervisory Board Member	seal

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

We have posted on our corporate website the significant differences between the corporate governance practices followed by NYSE-listed U.S. companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company (https://www.nttdocomo.co.jp/english/corporate/ir/management/governance/nyse.html).

(Reference) FINANCIAL INDICATORS AND OTHERS

i.	Indicators

	Year ended March 31, 2014	Year ended March 31, 2015
Indicators of Profitability and Efficiency
EBITDA (billions of yen)	¥1,572.2	¥1,369.1
EBITDA margin (%)	35.2	31.2
ROE (%) * Net income attributable to NTT DOCOMO, INC. / Shareholders’ equity (1)	8.4	7.4

Indicators of Financial Stability
Shareholders’ equity ratio (%) * NTT DOCOMO, INC. shareholders’ equity / Total assets	75.2	75.3
Debt to Equity ratio (multiple) * Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity	0.041	0.041
Interest bearing liabilities / EBITDA ratio (multiple)	0.15	0.16

Indicators of Company Value
EPS (yen) * Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥112.07	¥101.55
PER (multiple) * Market value of total share capital / Net income attributable to NTT DOCOMO, INC	14.53	19.74
PBR (multiple) * Market value of total share capital / NTT DOCOMO, INC. shareholders’ equity	1.20	1.50

Dividend payout ratio (%) * Yearly dividend per share / Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	53.5	64.0
Dividend yield (%) * Yearly dividend per share / Closing share price as of the end of the fiscal period	3.7	3.1
Market value of total share capital (billions of yen) * Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period	6,750.9	8,094.8

(Note)	Shareholders’ equity = Two period ends average of NTT DOCOMO, INC. shareholders’ equity

ii.	Cash Flow Conditions

	Billions of yen
	Year ended March 31, 2014	Year ended March 31, 2015
Net cash provided by operating activities	¥1,000.6	¥963.0
Net cash used in investing activities	(703.6)	(651.2)
Net cash provided by (used in) financing activities	(269.8)	(734.3)
Free cash flows (1)	297.1	311.8
Free cash flows excluding changes in investments for cash management purposes (2)	257.2	295.6

(Notes)	1. Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

2. Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

(Reference) RECONCILIATIONS OF THE DISCLOSED NON-GAAP MEASURES (CONSOLIDATED)

The reconciliation tables below show the reconciliations of the disclosed non-GAAP measures to the most directly comparable GAAP measures.

i.	EBITDA and EBITDA margin

	Billions of yen
	Year ended March 31, 2014	Year ended March 31, 2015
a. EBITDA	¥1,572.2	¥1,369.1

Depreciation and amortization	(718.7)	(659.8)
Loss on sale or disposal of property, plant and equipment	(34.3)	(40.1)
Impairment loss	-	(30.2)

Operating income	819.2	639.1

Other income (expense)	13.9	4.8
Income taxes	(308.0)	(238.1)
Equity in net income (losses) of affiliates	(69.1)	(7.8)
Less: Net (income) loss attributable to noncontrolling interests	8.8	12.1

b. Net income attributable to NTT DOCOMO, INC.	464.7	410.1

c. Operating revenues	4,461.2	4,383.4

EBITDA margin (=a/c)	35.2%	31.2%
Net income margin (=b/c)	10.4%	9.4%

(Note)	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii.	ROE

	Billions of yen
	Year ended March 31, 2014	Year ended March 31, 2015
a. Net income attributable to NTT DOCOMO, INC.	¥464.7	¥410.1
b. Shareholders’ equity	5,505.9	5,511.7

ROE (=a/b)	8.4%	7.4%

(Note)	Shareholders’ equity = Two period ends average of NTT DOCOMO, INC. shareholders’ equity

iii.	Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ended March 31, 2014	Year ended March 31, 2015
Net cash provided by operating activities	¥1,000.6	¥963.0
Net cash used in investing activities	(703.6)	(651.2)

Free cash flows	297.1	311.8

Changes in investments for cash management purposes	39.9	16.2

Free cash flows excluding changes in investments for cash management purposes	257.2	295.6

(Notes)	1.

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

	2.	Net cash used in investing activities includes changes in investments for cash management purposes for the years ended March 31, 2014 and 2015.